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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)


                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             THE PRESLEY COMPANIES
                           (NAME OF SUBJECT COMPANY)

                             THE PRESLEY COMPANIES
                       (NAME OF PERSON FILING STATEMENT)

                SERIES A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  741030 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WADE H. CABLE

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             THE PRESLEY COMPANIES
                               19 CORPORATE PLAZA
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 640-6400
                      (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:


          NANCY M. HARLAN, ESQ.                    BRIAN J. MCCARTHY, ESQ.                   KEITH PAUL BISHOP, ESQ.
          THE PRESLEY COMPANIES           SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             IRELL & MANELLA LLP
           19 CORPORATE PLAZA                300 SOUTH GRAND AVENUE, SUITE 3400        840 NEWPORT CENTER DRIVE, SUITE 400
     NEWPORT BEACH, CALIFORNIA 92660            LOS ANGELES, CALIFORNIA 90071            NEWPORT BEACH, CALIFORNIA 92660
             (949) 640-6400                            (213) 687-5000                            (949) 760-0991


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     The Presley Companies (the "Company") hereby amends and supplements its
Schedule 14D-9 filed on October 7, 1999 (as amended, the "Schedule 14D-9") as set forth in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on October 7, 1999.



ITEM 2. TENDER OFFER OF THE BIDDER.



     Pursuant to a Press Release dated October 29, 1999 and the Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed by William Lyon and William H. Lyon on October 29, 1999, the Lyons announced that they have waived the minimum share tender requirement in connection with the Offer for up to 10,678,792 outstanding shares of Series A Common Stock of the Company. The Offer was initially conditioned upon their being validly tendered and not withdrawn prior to the expiration of the Offer at least 1,989,180 shares of Series A Common Stock. The Offer is no longer conditioned upon the tender of the minimum number of Series A Common Stock. All other terms and conditions of the Offer remain unchanged.



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



     The recommendation of the Company remains unchanged after the Amendment No. 1 to the Schedule 14D-1, which waives the condition that a minimum of 1,989,180 shares of Series A Common Stock be tendered in the Offer.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     The management of the Company and William Lyon Homes, Inc. have held preliminary discussions regarding the terms of a possible option in favor of the Company to purchase certain real estate assets owned by William Lyon Homes and located in Ontario, California. These assets are not included in the properties to be purchased by Presley Homes or its permitted assigns pursuant to the Purchase Agreement and Escrow Instructions previously entered into on October 7, 1999 by the Company, Presley Homes, William Lyon Homes and the Lyons. The purchase price payable by the Company pursuant to any exercise of such option is expected to be approximately $3 million. When the definitive terms and conditions of the option agreement have been fully negotiated, they will be presented to the Board of Directors of both the Company and William Lyon Homes for review and approval.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Offer to Purchase, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*
Exhibit 2 Letter of Transmittal, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*

Exhibit 3    Letter to Stockholders of The Presley Companies, dated
             October 7, 1999.*

Exhibit 4    Press Release, dated October 7, 1999, issued by Presley.

Exhibit 5    Purchase Agreement and Escrow Instructions (the Purchase
             Agreement), dated as of October 7, 1999, by and among William Lyon Homes, the Lyons, Presley and Presley Homes, incorporated by reference to the Schedule 14D-1.

Exhibit 6    Stock Purchase and Sale Agreements, entered into as of July
             6, 1999, between William Lyon Homes and three of the holders of Series B Common Stock of Presley, incorporated by reference to the Schedule 14D-1.

Exhibit 7 Confidentiality Agreement, dated as of November 17, 1998, entered into by and between William Lyon Homes and Presley, incorporated by reference to the Schedule 14D-1.

Exhibit 8 Form of Severance Agreement, effective September 24, 1998, between Presley and certain of its key management personnel.

Exhibit 9    Fifth Amended and Restated Loan Agreement, dated as of July
             16, 1998, incorporated by reference to Presley's Quarterly
             Report on Form 10-Q for the quarterly period ended June 30, 1998.

Exhibit      Form of Indemnification Agreement, entered into between
  10         Presley and each of its directors and executive officers,
             and each of the directors and officers of its subsidiaries, incorporated by reference to Presley's Registration
             Statement on Form S-1, and amendments thereto (Registration
             No. 33-42161).

Exhibit      Opinion of Warburg Dillon Read LLC, dated September 16,
  11         1999.*

Exhibit      Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
  12         Inc. dated September 16, 1999.*

Exhibit      1998 Incentive Compensation Plan, incorporated by reference
  13         to Presley's Annual Report on Form 10-K for the year ended
             December 31, 1998.

Exhibit      1991 Stock Option Plan, as amended, incorporated by
  14         reference to Presley's Proxy Statement for Annual Meeting of
             Stockholders held on May 20, 1994.


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* Included in copies mailed to stockholders.



     All Exhibits were previously filed with the Schedule 14D-9 on October 7, 1999.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          THE PRESLEY COMPANIES

                                          By: /s/ WADE H. CABLE
                                            ------------------------------------
                                            Name: Wade H. Cable

                                            Title: President and Chief Executive
                                              Officer



Dated: November 1, 1999


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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Offer to Purchase, dated October 7, 1999, incorporated by
           reference to the Schedule 14D-1.*
   2       Letter of Transmittal, dated October 7, 1999, incorporated by reference to the Schedule 14D-1.*
   3       Letter to Stockholders of The Presley Companies, dated
           October 7, 1999.*
   4       Press Release, dated October 7, 1999, issued by Presley.
   5       Purchase Agreement and Escrow Instructions (the Purchase
           Agreement), dated as of October 7, 1999, by and among
           William Lyon Homes, the Lyons, Presley and Presley Homes,
           incorporated by reference to the Schedule 14D-1.
   6       Stock Purchase and Sale Agreements, entered into as of July
           6, 1999, between William Lyon Homes and three of the holders of Series B Common Stock of Presley, incorporated by
           reference to the Schedule 14D-1.
   7       Confidentiality Agreement, dated as of November 17, 1998,
           entered into by and between William Lyon Homes and Presley, incorporated by reference to the Schedule 14D-1.
   8       Form of Severance Agreement, effective September 24, 1998, between Presley and certain of its key management personnel.
   9       Fifth Amended and Restated Loan Agreement, dated as of July
           16, 1998, incorporated by reference to Presley's Quarterly
           Report on Form 10-Q for the quarterly period ended June 30,
           1998.
  10       Form of Indemnification Agreement, entered into between
           Presley and each of its directors and executive officers,
           and each of the directors and officers of its subsidiaries, incorporated by reference to Presley's Registration
           Statement on Form S-1, and amendments thereto (Registration
           No. 33-42161).
  11       Opinion of Warburg Dillon Read LLC, dated September 16,
           1999.*
  12       Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
           Inc. dated September 16, 1999.*
  13       1998 Incentive Compensation Plan, incorporated by reference to Presley's Annual Report on Form 10-K for the year ended
           December 31, 1998.
  14       1991 Stock Option Plan, as amended, incorporated by
           reference to Presley's Proxy Statement for Annual Meeting of
           Stockholders held on May 20, 1994.


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* Included in copies mailed to stockholders.


All Exhibits were previously filed with the Schedule 14D-9 on October 7, 1999.